BAA Proxy Voting Policy and Procedures

February 3, 2015

Alternative Advisors

BlackRock – Confidential	Page 1 of 5

BAA Proxy Voting Policy and Procedures

February 3, 2015

1.	Objective

This Proxy Voting Policy and Procedures (the “Policies and Procedures”) has been adopted by the BlackRock Alternative Advisors Investment Committee (the “Investment Committee”) on behalf of the BlackRock Alternative Advisors business unit of BlackRock, Inc. (“BAA”) in order to comply with Rule 206(4)-6 under the Investment Advisers Act of 1940, as amended (the “Advisers Act”), and its associated recordkeeping requirements.

2.	Scope

The Policies and Procedures are applicable to BAA’s hedge fund of funds portfolios (both open-end and closed-end funds) and Q-BLK Real Assets, and Q-BLK Co-Investment funds (each, a “Fund”). The Policies and Procedures also apply to those BAA client accounts (i) that contain voting securities; and (ii) for which BAA has authority or client direction to vote client proxies. While Fund investments do not involve a large volume of proxy voting, to ensure consistency in voting proxies on behalf of its clients, BAA utilizes the proxy voting guidelines (the “Proxy Voting Guidelines”) set forth in Section 5 below. The Policies and Procedures will be reviewed and, as necessary, updated periodically to address new or revised proxy voting issues. Other, similar rights such as consent rights will be evaluated on a case by case basis.

3.	General Principles

BAA will vote client proxies in accordance with the Policies and Procedures and its fiduciary duties. When voting proxies for client accounts, BAA’s primary objective is to make voting decisions solely in the best interests of clients. In fulfilling its obligations to clients, BAA will act in a manner deemed to be prudent and diligent and which is intended to enhance the economic value of the underlying investments held in client accounts. In certain circumstances, BAA may determine to vote against or abstain from voting a proxy if, for instance, BAA can block an action that it believes is not in the best interests of its clients by choosing to vote against or abstain from voting. Moreover, in certain circumstances such as where proxies are to be voted in a non-US jurisdiction, BAA may conduct a cost-benefit analysis in determining whether to attempt to vote its clients’ shares. In making this determination, factors such as translation costs, proxy voting restrictions or burdensome requirements will be considered in determining whether the cost associated with the attempt to exercise its vote outweighs the benefit BAA believes its clients will derive by voting on the company’s proposal.

In addition, BAA may from time to time advise one or more registered investment companies (“RICs”) which invest in private investment funds. In order to seek to prevent the RICs from becoming subject to certain prohibitions under the Investment Company Act of 1940, as amended, with respect to affiliated transactions with the underlying investment funds, BAA may cause the RICs as well as its other clients to contractually waive voting rights in certain underlying investment funds. In such cases, BAA generally will seek to waive only those voting rights it deems necessary to avoid affiliation with an underlying investment fund. However, it is possible that an underlying investment fund will not permit BAA’s clients to selectively retain voting rights, in which case BAA may cause such clients to waive all voting rights in order to be able to make the investment.

4.	Material Conflicts

In voting client proxies, BAA will seek to avoid material conflicts of interests (i) between the interests of BAA and its affiliates on the one hand and the interests of its clients on the other, and (ii) between the interests of its various clients. However, BAA recognizes that it may have a material conflict of interest in voting a client proxy in certain circumstances, including where it (or its affiliates) (i) manages assets for companies whose management is soliciting proxies; (ii) manages money for an employee group that is the proponent of a proxy proposal; (iii) has a personal relationship with participants in a proxy solicitation or a director or candidate for director; or (iv) otherwise has a personal interest in the outcome in a particular matter before shareholders. These and other facts and circumstances that may exist in a particular situation will be evaluated and determination made of whether a material conflict exists.

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BAA Proxy Voting Policy and Procedures

February 3, 2015

5.	General Proxy Voting Guidelines

It is the policy of BAA in voting proxies to consider and vote each proposal with the objective of maximizing long-term investment returns for its clients. The Proxy Voting Guidelines address a range of issues that are representative of proxy voting questions that arise in connection with BAA’s clients and indicate how BAA would generally vote on a particular issue. The Investment Committee may override any of the guidelines set forth below if it reasonably determines such a vote to be consistent with the objective of maximizing long-term investment returns or other relevant objectives of its clients. Notwithstanding anything herein to the contrary, for any client subject to Title I of ERISA, objectives, considerations, and economic effects unrelated to the client’s economic interests will not be considered.

5.1.	BAA will generally vote FOR the following management sponsored proposals:

a.	Selection or ratification of auditors, provided such auditor is located in a jurisdiction recognized to have relevant expertise and is one of: Rothstein, Kass & Company, P.C.; McGladrey & Pullen LLP; a national practice of Deloitte Touche Tohmatsu; or a member of BDO International, Grant Thornton International, Pricewaterhouse Coopers International Limited, KPMG International, Ernst & Young Global Limited or Ernst & Young International, Limited;
b.	Election of Directors;
c.	Limiting Directors’ liability and broadening indemnification of Directors;
d.	Capitalization Increases;
e.	Appointments to investor representative committees;
f.	Name changes; and
g.	Modification or rescission of existing supermajority vote requirements to amend the charters or bylaws.

5.2.	BAA will generally vote AGAINST the following types of proposals, notwithstanding management support:

a.	Amendments to bylaws that would require a supermajority shareholder vote to pass or repeal certain provisions; and
b.	Proposals to indemnify auditors.

5.3.	BAA will generally ABSTAIN from voting with respect to the approval of audited financial statements.

5.4.	Proxies covering other matters, and those covered above, but determined to require individualized analysis, will be voted on a case-by-case basis.

6.	Administration of Proxy Policies

6.1.	Investment Committee

The Investment Committee is responsible for creating the Policies and Procedures and, in that regard, has adopted the general principles and guidelines set forth above in Sections 1-5. The Investment Committee has the authority to amend and change the Policies and Procedures or to delegate such authority to BlackRock’s Legal & Compliance Department. BAA will periodically review the Proxy Voting Guidelines to determine if they are current and consistent with BAA’s policy and will make appropriate changes as needed.

The Investment Committee will oversee and address all questions relating to BAA’s Policies and Procedures, including: (1) general review of proposals being put forth at shareholder meetings of portfolio companies; (2) determining whether voting on matters in the manner favored by BAA are “material” conflicts of interests within the meaning of Rule 206(4)-6 under the Advisers Act; and (3) determining how to vote matters for which specific direction has not been provided by the Proxy Voting Guidelines (i.e. “case by case” matters) or are otherwise not covered by the Proxy Voting Guidelines (collectively, “Discretionary Proposals”). The portfolio manager (or portfolio management group as applicable for closed-end funds) for the BAA client

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BAA Proxy Voting Policy and Procedures

February 3, 2015

requested to vote a proxy will recommend whether to override the Proxy Voting Guidelines with respect to any particular proxy vote.

6.2.	Operating Procedures

The following operating procedures will govern BAA’s proxy voting:

Review of Client Accounts

The Managing Director, BAA Investment Operations, or such Managing Director’s designee (the “Proxy Manager”), will review all client accounts to determine whether (i) the account may include voting securities among its permitted investments and (ii) in the case of non-Fund clients, (a) the client has delegated proxy voting authorization to BAA in the investment advisory agreement or (b) the client has otherwise provided specific voting instructions. Any questions regarding whether or not a security is a “voting” security or the existence or extent of voting authority will be reviewed with BAA’s Legal Department.

Receipt of Proxies

The Proxy Manager will receive proxy materials and ballots and reconcile these materials with holdings in client accounts upon receipt.

Designation of Applicable Voting Procedure

The Proxy Manager will compile and review the matters to be voted on and determine: (i) which matters are to be voted in accordance with the Proxy Voting Guidelines (a “Pre-Determined Matter”); (ii) which matters are to be voted pursuant to the instructions of clients (a “Directed Matter”) and (iii) which matters are neither Pre-Determined Matters nor Directed Matters (“Discretionary Matters”). The Proxy Manager will also make a preliminary determination as to whether a particular proxy vote may involve a material conflict of interest as between BAA and BAA’s client(s) or among two or more of BAA’s clients (a “Potential Conflict Matter”). Any questions regarding whether a matter is a Pre-Determined Matter, a Directed Matter, a Discretionary Matter or a Potential Conflict Matter will be directed to BAA’s Legal Department for review and advice.

Voting Procedures

a.	Pre-Determined Matters. Each Pre-Determined Matter will, in the first instance, be referred to the portfolio manager(s) for the affected account(s) for review and recommendation. The portfolio manager(s) will either recommend that a proxy relating to a Pre-Determined Matter be voted in accordance the Proxy Voting Guidelines or in an alternative manner. Any recommendation that a proxy be voted other than in accordance with the Proxy Voting Guidelines will be reviewed by the Investment Committee and Legal Department prior to voting.

b.	Directed Matters. Directed Matters generally will be voted in accordance with the client’s direction.

c.	Discretionary Matters. Each Discretionary Matter will, in the first instance, be referred to the portfolio manager(s) for the affected account(s) for review and recommendation. In recommending the appropriate manner in which to vote on Discretionary Matters, the relevant portfolio manager(s) shall make a determination as to the best interests of the client and vote in accordance therewith.

d.	Potential Conflict Matters. Each Potential Conflict Matter will, in the first instance, be referred to the portfolio manager(s) for the affected account(s) for review and recommendation. Generally, BAA will: (i) vote the proxy in the manner originally prescribed by the Proxy Voting Guidelines; (ii) obtain the informed written consent of the affected client (or clients) to the recommended vote; or (iii) take other appropriate action. Each portfolio manager voting recommendation with respect to a Potential Conflict Matter will be reviewed by the Investment Committee and Legal Department prior to voting.

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BAA Proxy Voting Policy and Procedures

February 3, 2015

e.	Proxies Issued by BAA Funds to BAA Clients. In circumstances where a BAA client invests in another BAA Fund that is seeking a vote, BAA will generally vote in the same proportion that votes are cast by investors in the BAA Fund that are unaffiliated with BAA. If BAA or its affiliates have significant investments in such BAA client, however, the matter will be treated as a Potential Conflict Matter and handled in accordance with sub-paragraph (d) above.

Reporting

The Proxy Manager will present a quarterly report to the Investment Committee detailing proxy voting activities during such quarter, including: (i) a list of all Pre-Determined Matters voted in accordance with the Proxy Voting Guidelines; (ii) a list and summary of all Pre-Determined Matters voted other than in accordance with the Proxy Voting Guidelines, Discretionary Matters and votes determined to involve a material conflict of interest; and (iii) a list of all Directed Matters voted.

7.	Client Disclosure Policies

BAA will disclose the Policies and Procedures to its clients. BAA’s initial disclosure will consist of a concise summary of its proxy voting policies and procedures. This disclosure will also inform clients as to how to obtain a complete copy of BAA’s policies and procedures. BAA’s proxy voting disclosure will be provided to new clients along with the client’s advisory agreement, letter of engagement or other similar documentation evidencing the client-adviser relationship being established with BAA, or in Part 2 of BlackRock Financial Management Inc.’s Form ADV which will be delivered with a letter identifying the presence of the disclosure. BAA Trading Operations will provide any client, upon written request, with a tabulation of how such client’s proxies were voted by BAA. Contact BAA-ClientAccountRelations@blackrock.com to request such information.

8.	Recordkeeping

Rule 204-2 under the Advisers Act requires that BAA retain (i) its proxy voting policies and procedures; (ii) proxy statements received regarding client securities; (iii) records of votes it cast on behalf of clients; (iv) records of client requests for proxy voting information, and (v) any documents prepared by the investment adviser that were material to making a decision how to vote, or that memorialized the basis for the decision. The Proxy Manager will maintain a record of each proxy voted for at least 6 years, and for at least the first two years, in an appropriate office of the respective portfolio manager. For all Pre-Determined Matters voted other than in accordance with the Proxy Voting Guidelines, Potential Conflict Matters and Discretionary Matters, the Proxy Manager will maintain records of the basis for, and decision made with respect to each such proxy vote. BAA will keep all written requests from clients relating to matters covered by the Policies and Procedures and any written response from BAA (to either a written or an oral request).

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